Exhibit 99.2

Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. V76860 - S18575 For Against Abstain O O O OSTIN TECHNOLOGY GROUP CO., LTD. BUILDING 2, 101 1 KECHUANG ROAD QIXIA DISTRICT, NANJING JIANGSU PROVINCE, CHINA 210046 VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11 : 59 p . m . Eastern Time the day before the cut - off date or meeting date . Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form . ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e - mail or the Internet . To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years . VOTE BY PHONE - 1 - 800 - 690 - 6903 Use any touch - tone telephone to transmit your voting instructions up until 11 : 59 p . m . Eastern Time the day before the cut - off date or meeting date . Have your proxy card in hand when you call and then follow the instructions . VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage - paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 . OSTIN TECHNOLOGY GROUP CO., LTD. Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporate or partnership, please sign in full corporate or partnership name by authorized officer. The Board of Directors recommends you vote FOR the following proposals: 1. By an ordinary resolution, (i) to approve the Company’s authorized share capital of US $ 10 , 000 , 000 divided into 9 , 982 , 000 , 000 Class A ordinary shares of a par value of US $ 0 . 001 each (“Class A Ordinary Shares”), 16 , 000 , 000 Class B ordinary shares of a par value of US $ 0 . 001 each (“Class B Ordinary Shares”) and 2 , 000 , 000 preference shares of a par value of US $ 0 . 001 each, be consolidated and divided at a share consolidation ratio of one (1) - for - twenty five (25) (the “Ratio”), such that, the authorized share capital of US $ 10 , 000 , 000 will be divided into : (i) 399 , 280 , 000 Class A ordinary shares of par value of $ 0 . 025 each, (ii) 640 , 000 Class B ordinary shares of par value of US $ 0 . 025 each, and (iii) 80 , 000 preference shares of a par value of US $ 0 . 025 each (the “Share Consolidation”) ; (ii) to authorize the transfer agent and share registrar of the Company to update the listed register of members of the Company as may be necessary to reflect the Share Consolidation ; and (iii) to authorize the registered office provider of the Company to make any necessary filing with the Registrar of Companies in the Cayman Islands in connection with the Share Consolidation . 3. By an ordinary resolution, to approve the Meeting be adjourned to a later date as the chairman of the Meeting shall deem necessary in his sole and absolute discretion in order to solicit additional proxies from the shareholders of the Company in favor of one or more of the proposals at the Meeting. 2. Subject to and conditional upon the passing of Proposal One above, by a special resolution, (i) to adopt the fifth amended and restated memorandum and articles of association of the Company (the “Fifth Amended and Restated Memorandum and Articles of O O O Association”) as the memorandum and articles of association of the Company in substitution for and to the exclusion of the existing fourth amended and restated memorandum and articles of association of the Company (the “Fourth Amended and Restated Memorandum and Articles of Association”) in its entirety with immediate effect to reflect the Share Consolidation, (ii) to authorize the registered office provider of the Company to make any necessary filing with the Registrar of Companies in the Cayman Islands in connection with the adoption of the Fifth Amended and Restated Memorandum and Articles of Association; and, in respect of any and all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, to authorize the Board to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing: rounding up fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation to the nearest whole share, and/or capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation. SCAN TO VIEW MATERIALS & VOTE ڀ O O O

V76861 - S18575 Important Notice Regarding the Availability of Proxy Materials for the Special Meeting: The Proxy Statement is available at www.proxyvote.com. OSTIN TECHNOLOGY GROUP CO., LTD. SPECIAL MEETING OF SHAREHOLDERS July 17 , 2025, at 10:00 P.M. , Hong Kong Time ( July 17 , 2025, at 10:00 A.M., Eastern Time) This proxy is solicited by the Board of Directors The undersigned, revoking any previous proxies relating to these shares, hereby acknowledges receipt of the Notice and Proxy Statement, dated July 3 , 2025 , in connection with the Special Meeting and at any adjournments thereof (the “Special Meeting”) to be held at 10 : 00 a . m . Eastern Time on July 17 , 2025 in Nanjing, China and hereby appoints Tao Ling and Lai Kui Sen, and each of them (with full power to act alone), the attorneys and proxies of the undersigned, with power of substitution to each, to vote all ordinary shares of Ostin Technology Group Co . , Ltd . (the “Company”) registered in the name provided, which the undersigned is entitled to vote at the Special Meeting with all the powers the undersigned would have if personally present . Without limiting the general authorization hereby given, said proxies are, and each of them is, instructed to vote or act as follows on the proposals set forth in this Proxy Statement . THIS PROXY, WHEN EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN Continued and to be signed on the reverse side